Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: November 8, 2022

Monex Group Conference Call Script, Coincheck, Inc. Portion

Three-month period ended September 30, 2022

Matsumoto:

Here are the highlights of this quarter…Coincheck continues to prepare for a listing on the NASDAQ market by De-SPAC transaction, although the market has been slow.

Coincheck has reduced its advertising expenses in line with market conditions. By these two, interest income is in the US and Japan segments, with the reduction of advertising costs with the US and Crypto Asset segments acting as a major driver of improvement in overall operating income, operating profit, EBITDA, etc.

As for Coincheck, plans are steadily underway to merge its intermediate holding company, the Coincheck Group, with SPAC, which is listed on NASDAQ in the US, and to list the Coincheck Group.

President Biden issued an executive order on March 8. In response to the order, government departments submitted a pitch to the White House in September regarding a national strategy for digital currencies, which stated that digital currencies, crypto assets, etc. are important innovations, and that the US should take a leading position in them.

However, he said that user protection and other things have to be done. That is how the report was issued. In response, the climate does seem to have changed, the SEC’s stance seems to have eased slightly, and the De-SPAC listing is now firmly underway.

By doing so, in the future, Coincheck Group will be listed on NASDAQ in the US and expand globally. These strategy will remain unchanged.

Now, from this point on, Seimei will explain our business performance.

Seimei: I am Seimei from the Monex Group. I would like to review an overview of the financial results for the Q2 ending March 2023.

The crypto asset business recorded a segment loss due to the sluggish market.

Here is the consolidated P&L for the quarter, compared to the previous quarter.

SG&A expenses decreased 4% QoQ to JPY17,226 million due to controlled advertising expenses in the US segment and the crypto asset business segment.

Page 14, segment breakdown.

On the other hand, in the Crypto Asset business segment, the crypto asset market has been sluggish, and although we have largely curbed advertising expenses in line with market conditions, sales and profits have declined.

This is the revenue of the crypto segment. Please see page 19. The crypto asset market and the prices of crypto assets themselves were also sluggish, resulting in lower trading volumes and transaction amounts, which led to a significant decrease in trading income. The NFT market was also weak during the quarter, resulting in a decline in other revenues. As a result of the above, operating revenue decreased 51% from the previous quarter to JPY1,563 million.

Next, expenses for the crypto asset business segment. In line with the weak market conditions, advertising expenses were further reduced from the previous year by about 35%. We aim to control costs appropriately. In addition, professional fees related to the De-SPAC listing were reduced during the quarter, and overall SG&A expenses were held down to JPY1.89 billion, down about 30% from the previous quarter. However, the impact of the drop in revenues was significant, resulting in an operating loss.

As you can see, the Crypto Asset business segment, which is in the middle of the list, has experienced a large decline in both revenue and profit due to the difficult market conditions in the current fiscal year.

Matsumoto: I will give a brief business update, and then I would like to start the question-and-answer session.

As for Coincheck, it is difficult to say what makes the position of number one. But by looking at these various things on this page, I think we can say that we are number one position in Japan.

As for the NFT, there are various articles in yesterday’s Nikkei newspaper, such as that the global market is declining by 90% or so. As you can see here, Coincheck’s NFT business has naturally become smaller, but the decline is still limited compared to other companies and to the world.

We are also focusing on Web3 and metaverse. We are currently working on the metaverse project called “Oasis TOKYO”, “Oasis KYOTO”, and “Oasis MARS”, and we are working closely with Animoca Brands, which is very strong worldwide.

We purchase NFTs of great value that everyone wants. For example, Coincheck purchases the NFTs from Animoca Brands, and Coincheck sells them inside Japan, and so on. This is how we are strengthening our relationships.

Metaverse, Web3, is not an immediate money maker. The investment amount we make is limited, but on the other hand, as I have said before, this is like the front of Shibuya station after the war, where we can make various forms of profit by getting in there when it is cheap and building up a platform. It is similar to the strategies of Tokyo, and that is what we are aiming for.

Web3 is still very important, and Coincheck and Monex Group will play a central role in creating this Web3 ecosystem. Through Coincheck Labs, we are investing in and mentoring the Layer 1 projects, and creating this ecosystem in a variety of ways.

This is what we are going to do by creating a Coincheck Group on top of Coincheck and listing it on NASDAQ. Coincheck will remain operating a Japanese business and Coincheck Global is a Dutch company, under which we are building global businesses. As you can see here, we are firmly creating various new ecosystems, such as on-ramp services, Web3, and so on.

It is an option to do M&A, to create a new ecosystem globally that is not limited to global virtual currency trading platform but something related to new crypto, blockchain, and Web3.

Our plan is to create and operate businesses globally in these new areas and make profits.

Question & Answer

Matsumoto [M]: I would like to start with questions received via chat.

First, a question from Ms. Tsujino.

Tsujino [Q]: Please explain the reasons for the quarter-over-quarter decline in trading profit/loss in the Crypto Asset segment, breaking it down into a decline in transaction volume and position management factors. If there was some kind of loss or write-down in position management, please explain the measures to be taken in the future.

Matsumoto [A]: This is mostly, or almost entirely, a decrease in trading volume. Basically, we do not take positions in virtual currencies. Very little NFT’s, we buy and sell, or as I mentioned earlier, we buy and sell Animoca Brands’ stuff. So, if we have inventory, we have market-to-market, but it is an extremely small amount. To answer your question, it is already almost entirely due to the decrease in trading activity. I can tell you that position management is almost never a factor.

Matsumoto [M]: Another question from Ms. Nagasaka.

Nagasaka [Q]: Coincheck is developing various projects in the NFT business, but I was wondering how you evaluate the value of this. Do you intend to continue investing in a difficult business environment, or do you see the current business environment as an opportunity for investment?

Matsumoto [A]: This may be in the form of the answer I just gave a little ahead of time. The amount of investment in our NFT business and Metaverse is limited.

On the other hand, we believe that now is an opportune time. Animoca Brands is doing great right now. I’ve heard that they have now started to raise a billion US dollar fund. Of course, on the other hand, there are many things going on, such as yesterday’s announcement that a mining company is unable to pay interest on cryptocurrencies. Such things are happening on the one hand.

I think Web3, NFT, and Metaverse are almost synonymous. The NFT is the protocol for running Web3, and the Metaverse is the place for it. We see great opportunities here. The price has been cobbled together, and we have just discussed an investment strategy in the future. So, there are a lot of players who think this is an opportunity from now on.

We are a publicly listed company, however, and we are trying to control the amount of investment by carefully considering the investment method and investment amount and putting our investments on the right footing. We are currently working with Oasis TOKYO, KYOTO, and MARS.

Matsumoto [M]: Then we have three questions from Mr. Hara.

Hara [Q]: Third question. With Coincheck in the red, it appears difficult for the market to factor in high expectations in the current market environment, but is it possible to list Coincheck Group on the schedule originally envisioned? Is there an option to wait for the market to recover?

Matsumoto [A]: We can’t say anything for sure.

What makes it different from a regular IPO is that a De-SPAC listing is a merger with a SPAC, so it is already possible to go public as long as the SEC examination is completed, unlike IPOs. In this sense, I think one of the advantages of listing on SPAC is that we can control various aspects of the listing, such as the timing of the listing.

In that case, there is a question of how much its price will become. I think it is possible to make adjustments while watching the market environment at the time, otherwise the stock price may fall if the Coincheck Group overstretches itself too much.

We need to establish a NASDAQ-listed company, Coincheck Group and have a “NASDAQ-listed” brand as a universal language and universal currency. We are acquiring people and companies globally. We are thinking of expanding globally, and for that, it should be listed on NASDAQ.

In that case, if the market environment indicates that the price might be better if we wait for a little longer, what should we do? Should we wait or not? We will be the ones to judge, but I can only say that we will not know until the time comes.

The important thing is that we can manage such decisions by ourselves unlike IPOs. This is the main difference between the De-SPAC listings and IPOs. Therefore, we would like to determine the timing of the listing in a manner consistent with our strategy. Once the SEC finishes its review properly.

Next is from Mr. Okada.

Matsumoto [A]: One more question from Mr. Okada, about Coincheck.

Okada [Q]: There have been reports of deregulation, such as the elimination of pre-listing examinations process by the JVCA. Have you seen any impact on your company?

Matsumoto [A]: At this time, no. In fact, even before this report, Coincheck’s advantage in the number of currencies between Coincheck and other companies has been decreasing, as other companies have increased the number of new currencies they handle, but the actual impact on business is almost nonexistent.

However, what will happen in the future is another question, but we are working on that as well. Overall, if this kind of deregulation takes place, it will be positive for the industry as a whole, including Coincheck, and will not have any negative impact on Coincheck in particular.

[END]

Document Notes

1.	Portions of the document where the audio is unclear are marked with [Inaudible].

2.	Portions of the document where the audio is obscured by technical difficulty are marked with [TD].
3.	Speaker speech is classified based on whether it [Q] asks a question to the Company, [A] provides an answer from the Company, or [M] neither asks nor answers a question.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stockholders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S-1 filed on June 21, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Monex Group, Inc. (the “Company”), THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting the Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese material made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.